Filed by Limelight Networks, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Limelight Networks, Inc.

Commission File Number: 333-164874

The following slides were presented by Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman of Limelight Networks, Inc., on February 24, 2010 at the Goldman Sachs Technology & Internet Conference 2010 in San Francisco, California.

Additional Information and Where to Find It

Limelight Networks filed with the SEC a Registration Statement on Form S-4 (Commission File Number 333-164874) on February 11, 2010, as the same may be amended from time to time, containing a Proxy Statement/Prospectus in connection with the proposed transaction and plans to file with the SEC other documents regarding the proposed transaction. The definitive Proxy Statement/Prospectus will be mailed to the stockholders of Limelight Networks and the stockholders of EyeWonder in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus contain important information about Limelight Networks, EyeWonder, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Limelight Networks through the web site maintained by the SEC at www.sec.gov and by contacting Limelight Networks Investor Relations at 917-297-4241. In addition, investors and security holders may obtain free copies of the documents filed with the SEC on Limelight Networks’ website at www.limelightnetworks.com.

Participants in the Acquisition of EyeWonder

Limelight Networks, EyeWonder and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Limelight Networks stockholders in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus described above. Additional information regarding Limelight Networks’ executive officers and directors is included in Limelight Networks’ definitive proxy statement, which was filed with the SEC on April 27, 2009. You can obtain free copies of these documents from Limelight Networks using the contact information above.

Investor Presentation

Jeff Lunsford, Chief Executive Officer

Copyright © 2010 Limelight Networks. All rights reserved.

Certain statements in this presentation relate to future results that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. This presentation contains statements involving risks and uncertainties, including statements relating to Limelight Network’s market opportunity and future business prospects. Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in Limelight Network’s Annual Report on Form 10K and Forms 10Q.

Our Vision

Transforming the digital experience to advance the way we live, work and play

Evolution of the CDN

First Evolution

“Brand New”

Second Evolution

“Always On”

Third Evolution

“Everyday”

As the Internet Has Evolved, the Standard for CDNs Has Evolved

Better Than Web … to … Looks Like Media …to… Flawless Performance

Scale Business

Massively equipped delivery centers

• 25 regional centers comprised of 70+ physical locations

• 9PB+ storage

• Logically close

Directly connected

• 900+ access networks:

• 85% of all traffic requests directly to access network

• Settlement-free interconnections

Private fiber-optic network

• 3.0Tbps egress capacity

• 3+ Nielsen ratings points of aggregate audience

• Dedicated 10 Gbps connections

• Global footprint

Technical advantages

• Control of entire delivery path

• Intelligent software layer

• Open APIs/platform

CDN Market Growth Projections

Total CDN Revenues, 2007-2011 ($000)

The Market Has Welcomed our Differentiated Solution

$140 $120 $100 $80 $60 $40 $20 $-

$129.5

$106

$65

$21 $11

2004 2005 2006 2007 2008

Consistent Traffic Growth – Gbps Sold

Q3 09

Q2 09

Q1 09

Q4 08

Q3 08

Q2 08

Q1 08

Q4 07

Q3 07

Q2 07

Q1 07

Q4 06

Q3 06

Q2 06

Q1 06

Q4 05

Q3 05

Q2 05

Q1 05

Enabling Global Online Businesses

Video and Entertainment

Digital Music and Social Media

Games and Rich Media Apps

Software Delivery

Enterprise and Government

Mobility and Monetization

LLNW Revenue Base

Customer Mix

2009 Q3 Revenue

Other 14%

Software

10% Video / Music 59%

Games 10%

Social Media 7%

Customer Concentration

2009 Q3 Revenue

Remaining Customers 39%

Top 1-20 50%

Top 21-40 11%

Today: 11% Share of the CDN market

20% Share of Large Object segment

9 yrs.

Large Object Delivery

Video · Music · Games · Software

Small Object Delivery

Whole Site · Small Images · Dynamic or Personalized Content · E-Commerce Transactions · Application Acceleration

Strategy: Grow equivalent share in Small Object space and launch Value-Added Services

Value-Added Services

20%+ share 3+ yrs.

Large Object Delivery

Video · Music · Games · Software

Small Object Delivery

Whole Site · Small Images · Dynamic or Personalized Content · E-Commerce Transactions · Application Acceleration

LimelightSITE – Small Object Delivery

Enterprise and Government Momentum

The Limelight XD Platform

XD Platform Momentum

“In our initial tests of

LimelightDELIVER XD, we saw high-performance, consistent delivery across a variety of content types and geographies. We’re excited about the positive impact this will have on page loads, site responsiveness, our customers’ buying experience, and the overall benefits that it will bring to our online business,”

Carter Lee, Vice President, Technology

Operations, Overstock.com

Mobility and Monetization Solutions

Dynamic Ad Insertion

• Mobile, iPhone, connected devices, podcast/downloads

• No change to advertising operations process –integration with DoubleClick or Microsoft Atlas

• Target by date range, demographics, geographic data, content topic and tags

Device-Optimized Delivery

• Delivers optimized video to iPhone, DROID, and other connected devices

• Carrier Independent

• Publish one URL everywhere, regardless of content format

• Supports dynamic advertising

Eyewonder

Interactive Digital Advertising. Advance

EyeWonder :: Overview

A decade of Interactive Digital Advertising innovation:

• Company founded in Atlanta in 1999

• Pioneered/developed an Instant Play Video Ad technology in 2000

• Now one of the world’s top rich media ad providers

• Clients include numerous Fortune 500 advertisers

• 1,000+ agencies use EyeWonder’s platforms, products and services for their clients’ interactive ad campaigns

• Closely aligned with online publishing community

• Partners with Adobe, Microsoft Silverlight

Top Advertisers, Agencies & Publishers

EyeWonder’s Digital Ad Offerings

Supports today’s most innovative and popular

Interactive Digital Ad (IDA) formats Create once, play anywhere

Allows agencies to extend buys and creative executions across digital media outlets

In Page Rich Media

In Page Video

Instream Video Ads

Mobile/Wireless Ads

IPTV

In Game Placement

Supports Rich Media Channels

In-Page Rich Media

In-Stream

Mobile

Custom Publisher

Award-Winning Ad Campaigns

2008 MIXX Awards, Best in Show

2009 OMMA Award for Online Advertising Creativity, Banner: Standard, Flash or Rich Media

2007 OMMA Award (plus

2008 ad:tech Award, 2008

AMY Award, 2008 Addy

Award, 2008 IAC Award,

2008 AiMA Award)

EyeWonder’s Global Market Coverage

US: Atlanta (HQ), Chicago, Dallas, New York, Los Angeles, San Francisco EMEA: Dublin, Milan, Paris, Hamburg, Koln, Dusseldorf, Munich, St. Petersburg, Stockholm, Amsterdam, London, Madrid

APAC: Sydney

Limelight Target Model

Year Quarter

Ended Ended

Dec. 31, 2008 Sept 30, 2009

Revenue ($MM) $129.5 $32.5

Gross Margin 37% 38%

Cash Gross Margin 57% 56%

S&M 23% 21%

R&D 4% 4%

G&A (w/o litigation) 18% 13%

Op. Margin -8% 0%

Adj. EBITDA Margin 12% 18%

Target Model

$300.0

45 +% 20% 6% 9% 10+%

25-30%

NOTE: Costs are represented without stock-based compensation and without litigation expenses

Path To Target Model

Leverage in G&A, Sales & Marketing Enter higher margin market segments Build/partner/launch value-added services in adjacent service areas

Payment for services already providing Expand customer base to “fill more valleys” Run network at higher level of utilization

Barriers to Entry

Connectivity

Customers

Time

Talent

Global Network Backbone

Proprietary Software/IP

Complexity

Capital

Attractive peering partner

Superior network performance

Network Effect

Scale –massive traffic volume

Deliver brilliance.